Exhibit 99.1

James Hardie Industries plc 1st Floor, Block A One Park Palce Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

8 November 2023
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
Results for Announcement to the Market
James Hardie announced today its results for the 2nd quarter and six months ended 30 September 2023 and has filed the following documents with the ASX:

•	ASX Cover Sheet
•	Media Release
•	Management’s Analysis of Results
•	Management Presentation
•	Condensed Consolidated Financial Statements
•	Half-Yearly Directors' Report
Copies of these documents are available on James Hardie’s investor relations website at
https://ir.jameshardie.com.au/financial-information/financial-results.

Yours faithfully

James Brennan-Chong
Director of Investor Relations and Market Intelligence
This announcement has been authorized for release by the Board of Directors of James Hardie Industries plc.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895